July 24, 2024

G. William Beale
President and Chief Executive Officer
Blue Ridge Bankshares, Inc.
1801 Bayberry Court
Suite 101
Richmond, Virginia 23226

       Re: Blue Ridge Bankshares, Inc.
           Registration Statement on Form S-3
           Filed July 22, 2024
           File No. 333-280939
Dear G. William Beale:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance